INVEST IN **DUET**

Revolutionize healthcare transportation services


Duet
Revolutionize healthcare transportation service management, eliminate transportation as a barrier to healthcare access

duetinc.com San Jose, CA

Highlights

1. $160K annual run rate, 240% YoY growth (2021-2022)
2. Pay customers in 8 different states
3. Very sticky product, with zero churn
4. $100B market potential
5. Techstars portfolio company

6 Experienced and proven team runs a capital efficiency operation

Featured Investors


Techstars
Notable Investor

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Invested $120,000 ⓘ

techstars.com

Martin O, Managing Director
"Leading accelerator programs and early stage investor"


Arcanys One

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Invested $290,000 ⓘ

Alan Debonneville, Managing Director
"Global early stage investor"


Gale Wilkinson
Syndicate Lead

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Invested $1,000 ⓘ

"We like many things about the deal at VITALIZE: - The team has diverse range of experiences in product management, brand commercialization, startup co-founding and software development - Duet's strength lies in their ability to combine a deep understanding of customer needs with a scalable platform, personalized support, and a focus on efficiency - Duet's ARR is currently at $150K - Existing investors include Techstars, Arcanys, LACI -the incoming COO has exit experience"

Our Founder





Jing Zhu Founder & CEO

15 year experience in product management across both technology and healthcare industries. Launched and managed products in 15 different countries that generated $100M annual revenue. PhD from Cornell and MBA from UC Berkeley.

Pitch

Duet

Re-imagine healthcare transportation management

Jing Zhu, PhD
Founder & CEO
Dashboard Story, Inc.
(dba Duet)
www.duetinc.com

$100B annual spending on healthcare transportation

3.2M Patients

57M People w/ disabilities

54M Seniors

Including access transportation

Duet

CONFIDENTIAL —— 2

Healthcare transportation service management is complex.



Patient needs
Appointments
Discharges
Dispatching
Transport providers
Booking
Billing compliance
Family
Caretakers
Case managers
Brokers
Authorization
Family
Health plans
Facilities
Funding entities

- Licensed, insured professional transport providers
- Multiple stakeholders
- Authorization based process

Problems

Low asset utilization, revenue

- Archaic, disconnected tools don't support real-time optimization

Cashflow distress

- Laborious, error laden reporting leads to lengthy payment cycle

Poor service quality, fraud

- Lack of service visibility, measurement and enforcement



Booking
Calendar
Dispatching
Billing
Scheduling

Duet



DATA
Usability
AI
Proprietary algorithms
Integration
Automation

A robust data-driven technology platform empowers providers to modernize, equatize transportation services.

Empowerment with data and AI

Booking
- AI/LLM assisted, compatible with payor workflow
- Reduce costs and errors




Scheduling/ Dispatching
- Auto-scheduling, algorithmic optimization
- Increase utilization and margin

Billing
- Integration, automation
- Better cashflow management

100% yoy growth since 2021

 **$158K ARR** 91% '22–'23

 **Market presence** 8 states

 **Proprietary data** Rich, structured

 **39 releases** Sweeping changes

 **In-depth knowledge** Customers, market

 **Industry network** Vertical partners

---

CAGR 7% growth

$100B

Parties funding the services:
managed care organizations, MedicareAdvantage, Medicaid, Veteran Affairs, workers comp, hospitals, care facilities, transit agencies, cities/counties/states, corporations, non-profit organizations, schools for students with specialty needs, individuals and families etc.

Aging population



65 years or over   18 years or under

21.11%   20.98%

2035
US population projection

Medicare Advantage adoption rate



51%

kff.org

Team (Techstars '21)

Decades of experience with major SV institutions



Jing Zhu, PhD
Founder, CEO
15 years in product mgmt,
generated $100M annual rev.





Brian Gillis
COO (incoming)
10 years in strategy, sales and
business development.

 
HARVARD UNIVERSITY



Abraham Elmahrek
Technical Advisor, Investor
15 years in enterprise software,
data science and ML/AI.


cloudera Berkeley

Engineering team

5 full-time,

3 part-time

Advisors

Alan Debonneville
Advisor, Investor
CEO of Arcanys,
MD, Arcanys Ventures
ArcanysVentures

Mike Hang
Advisor, Investor
CTO of Accrualify
(2x exits)
ORACLE accrually FleetCardsUSA

Dr. Bill Shapiro
Advisor, Investor
Chair, Dept of Anesthesiology
UCSF Mount Zion Hospital
UCSF Medical Center

Cliff Chambers
Advisor
Mobility planner, transit
consultant
mobility



Partner with us

Jing Zhu, PhD
Founder & CEO
WWW.DUETINC.COM

